May 19, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (717) 485-5134

David Cathell
Principal Executive Officer
Fulton Bancshares Corporation
100 Lincoln Way, East
McConnellsburg, PA 17233

	Re:	Fulton Bancshares Corporation
		Form 10-K for the year ended December 31, 2004
		Form 10-Q for the period ended March 31, 2005
		Form 8-K filed March 23, 2005
		File No. 33-85626

Dear Mr. Cathell:

      We have reviewed your filing and have the following comments.
We have limited our review to the matters related to the issues raised in our comments. Where indicated, we think you should amend your filing, as applicable, in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 15 - Exhibits, Financial Statement Schedules, and Reports of
Form 8-K

Financial Statements

Note 1 - Significant Accounting Policies - page 7

1. Please revise here and in the Business section, as applicable, to disclose and discuss the following:

* Management`s policies for and methods used to determine which loans will held for sale; and

* How you considered the requirements of paragraphs 4, 6, 9 and 28 of
SFAS 65 in determining the appropriate accounting for and disclosure of loans held for sale.

Note 2 - Investments - page 12

2. Please revise here and in your MD&A to disclose how you concluded that December 23, 2004 was the appropriate day on which the loss on
FNMA and FHLMC preferred stock was other than temporary. Clarify in your revisions how you considered the market conditions for these securities in earlier periods and the significant, related unrealized losses that you reported in prior periods.

Note 14 - Dividends/Regulatory Matters/Contingencies - page 21

3. Revise here and in your MD&A to disclose the specific facts and circumstances resulting in the Federal Reserve Bank`s classification of your subsidiary as a "troubled" institution. Include a discussion of all relevant factors, how they arose and the periods over which they developed.

Note 20 - Prior Period Adjustments - page 26

4. Please move this note to the front of the footnotes in order to provide the restatement an appropriate level of prominence.

5. Please revise here and in your MD&A to significantly expand your disclosures to include a discussion of how and when you determined that the previous accounting method applied was incorrect.
Identify
the method previously applied, the new accounting method, and why the new method is preferable.

6. Please revise all related summaries of financial information, including quarterly information, to comply with paragraph 39 of APB
20.

Summary of Quarterly Financial Data - page 28

7. Please revise to describe the effect of unusual or infrequently occurring items recognized in each full quarter within the two most recent fiscal years. Refer to Item 302(a)(3) of Regulation S-K.

Management`s Discussion and Analysis of Consolidated Financial
Condition and Results of Operation

Allowance for Loan Losses and Related Provision - page 36

8. Please revise to discuss the specific facts and circumstances resulting in the significant increase in the provision for loan losses charged to operations and the allowance for loan losses in 2003 and 2004 versus prior periods. Include in your revisions a discussion of how non-accrual loans, impaired loans, and charged-off loans affected the determination of the provision for loan losses charged to operations and the allowance for loan losses.

Form 10-Q for the Period Ended March 31, 2005

9. Please revise based on the comments issued above, as applicable.

Form 8-K Filed March 23, 2005

10. Please supplementally tell us how you accounted for the
$250,000
provision required to be applied retroactively in the Consent
Order
dated March 23, 2005 and how you reported its effect on the relevant prior quarters.

*    *    *    *

       Please file an amendment in response to these comments within
10 business days. Include a response cover letter with your amendment. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments. You may wish to provide us drafts of your intended revisions prior to filing your amendment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Isa Farhat at (202) 551-3485 or me at (202)
551-3851 if you have questions regarding comments on the financial statements and related matters.



      Sincerely,


						Paul Cline
						Senior Accountant


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David Cathell
Fulton Bancshares Corporation
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